Mail Stop 4561

September 19, 2006

Dennis M. Steen
3 Greenway Plaza, Suite 1300
Houston, TX 77046

> **Re:** **Camden Property Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 001-12110**

Dear Mr. Steen:

We have reviewed your filing**s** and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Exhibit 13.1

Management and Discussion Analysis

Liquidity and Capital Resources

1. Generally measures for same store results are not non-GAAP performance measures if the figures were calculated in accordance with GAAP. However, same store net operating income is a non-GAAP measure, as it is not calculated in accordance with GAAP. Because this measure is not determined on a basis consistent with the consolidated income statement, it is not reasonably possible to reconcile them to any GAAP performance measures reported on the income

statement. You may continue to include discussions of same store revenues and expenses separately in your report, but in future filings, consider removing non-GAAP financial measures that cannot be reconciled to a comparable GAAP measure.

Financial Statements

Reportable Segments

2.	We note your disclosure that management evaluates your performance at the individual property level and that you have combined your communities meeting the aggregation criteria. We also note the allocation of resources to each community is based on net operating income. The measure of segment profit or loss under SFAS 131 is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to your segments / communities. Since you are choosing not to provide disaggregated information for each segment, it is unclear why net operating income on a consolidated basis is a useful indicator of the manner in which resources are allocated under SFAS 131. Please advise.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief